Exhibit 99.1

Antero Midstream Partners Announces 2019 Capital Budget and Guidance

Denver, Colorado, January 8, 2019—Antero Midstream Partners LP (NYSE: AM) (“Antero Midstream Partners” or “the Partnership”) today announced its 2019 capital budget and guidance. The dividend and DCF coverage ratio guidance included in this release assumes the simplification transaction between Antero Midstream Partners and Antero Midstream GP LP (NYSE: AMGP) (“AMGP”), pursuant to which Antero Midstream Partners will become an indirect, wholly owned subsidiary of Antero Midstream Corporation (“New AM” or “Antero Midstream”), closes during the first quarter of 2019, consistent with prior expectations.  New AM will be the surviving publicly-traded midstream vehicle and will be listed on the New York Stock Exchange under the ticker symbol “AM”.

New AM 2019 Capital Budget and Guidance Highlights:

•                  Forecasting net income of $475 million to $525 million in 2019

•                  Forecasting Adjusted EBITDA of $870 to $920 million in 2019

•                  Forecasting distributable cash flow of $680 to $730 million, resulting in 1.1x to 1.2x annual DCF coverage

•                  2019 dividend of $1.23 to $1.25 per share, representing 36% to 38% growth compared to status quo Antero Midstream Partners 2018 distribution guidance, assuming AM unitholders receive 100% equity in the simplification transaction, based on current trading levels (1)

•                  Represents 128% to 131% growth compared to AMGP 2018 distribution guidance

•                  Capital budget of $750 to $800 million, including $710 million of expansion capital and $65 million of maintenance capital at the midpoint of the range

•                  Flexible just-in-time organic project backlog of $2.0 billion through 2022

•                  No equity issuance needed to fund capital expenditures from 2019 through 2022

•                  Guidance supported by Antero Resources’ 2019 consolidated drilling and completion capital budget of $1.1 to $1.25 billion, resulting in net production growth guidance of 17% to 20% with approximately 115 to 120 completions

•                  Targeting DCF growth at compound annual growth rates of 18% to 25% from 2020 to 2022

(1)         Based on the agreed exchange ratio of 1.635 shares of AMGP and $3.415 cash consideration per AM public unit. Assuming a mixed election, cash consideration is assumed to be reinvested into New AM shares at AMGP’s closing price of $13.01 per share as of January 7, 2019.

Commenting on Antero Midstream’s guidance, Paul Rady, Antero Midstream’s CEO, said, “As a result of Antero Resources’ double digit production growth guidance in 2019 and the assumed closing of our midstream simplification transaction, Antero Midstream expects to deliver peer-leading dividend growth of 37% in 2019 while maintaining DCF coverage in the 1.1x to 1.2x range. Antero Midstream will continue to invest “just-in-time” capital generating attractive rates of return and supporting the continued production growth of Antero Resources.”

For a discussion of the non-GAAP financial measures Adjusted EBITDA and Distributable Cash Flow, please see “Non-GAAP Financial Measures.”

The guidance and long-term outlook outlined herein reflects changes, and in some cases reductions, from information previously provided by the Partnership and AMGP in connection with the proposed simplification transaction to reflect the effects of changes in Antero Resources’ 2019 drilling and completion capital budget in response to recent oil and NGL price declines and AR’s long-term outlook.

2019 Guidance

Antero Midstream expects net income of $475 million to $525 million, Adjusted EBITDA of $870 million to $920 million and Distributable Cash Flow of $680 million to $730 million for 2019. New AM’s 2019 guidance includes approximately $90 million of distributions from its interests in the processing and fractionation joint venture with an affiliate of MPLX, LP (the “Joint Venture”) and in Stonewall Gathering LLC.  As a result of the delay of full in-service capabilities at the Antero Clearwater Facility, Antero Midstream has risked the Adjusted EBITDA contribution from the Antero Clearwater Facility to $15 to $20 million in 2019 based on the assumption of treating approximately 25,000 Bbl/d in early 2019 increasing to 40,000 Bbl/d throughout the year.

New AM is forecasting a dividend of $1.23 to $1.25 per share in 2019, resulting in a DCF coverage ratio of 1.1x to 1.2x on an annual basis.  This dividend per share range reflects growth of 128% to 131% from the midpoint of AMGP’s 2018 distribution guidance and 36% to 38% growth compared to the midpoint of Antero Midstream Partners’ 2018 distribution guidance, assuming AM unitholders receive 100% equity in the simplification transaction or unitholders receive mixed consideration and reinvest their cash in New AM units. Antero Midstream’s 2019 guidance excludes any impact from potential third-party volumes or transactions, consistent with prior guidance.

Below is a summary of Antero Midstream’s 2019 guidance:

	2019
	Low		High
Net Income ($MM)	$475	—	$525
Adjusted EBITDA ($MM)	$870	—	$920
Distributable Cash Flow ($MM)	$680	—	$730
Dividend Per Share	$1.23	—	$1.25
DCF Coverage Ratio	1.1x	—	1.2x

Antero Midstream 2019 Capital Budget

During 2019, Antero Midstream plans to expand its existing Marcellus and Ohio Utica Shale gathering, compression and fresh water delivery systems, and the processing and fractionation capabilities of the Joint Venture, to accommodate Antero Resources’ development program.  Today in a separate news release, Antero Resources announced its 2019 consolidated drilling and completion capital budget of $1.1 to $1.25 billion, which is forecast to generate production growth of approximately 17% to 20% over 2018 production guidance.  Antero Resources’ release can be found at www.anteroresources.com.

Antero Midstream has budgeted a 2019 capital investment of $750 million to $800 million, including $710 million in expansion capital and $65 million in maintenance capital, respectively, at the midpoint of the range.  The capital budget includes approximately $400 million of investment in gathering and compression infrastructure primarily in the Marcellus Shale in West Virginia to support production growth in the liquids-rich regime.  Antero Midstream has budgeted an investment of $135 million for fresh water delivery infrastructure, including expansion capital for an additional withdrawal point and associated trunklines to support Antero Resources’ development in Tyler and Wetzel Counties, West Virginia.

Also included in the budget is an investment of $200 million for its 50% interest in the Joint Venture, primarily for the construction of two additional processing plants adding an additional 400 MMcf/d of processing capacity. The 2019 Joint Venture budget also includes the election to participate in the Hopedale 4 Fractionation Plant adding an additional 20,000 Bbl/d of capacity, originally budgeted for 2018.  Antero Midstream’s budget also includes approximately $35 million for the final milestone payments related to the completion of Antero Clearwater Facility initially budgeted for 2018.  Antero Midstream expects to fund all 2019 capital expenditures through cash flow from operations and available borrowing capacity under its existing $2.0 billion bank credit facility.

Antero Midstream Long-term Outlook

Antero Resources intends to continue to focus its development on Antero Midstream-dedicated acreage and has a clear path to compound annual production growth (“CAGR”) of 10% to 15% from 2020 to 2023. Antero Resources’ activity level and production growth will vary on an annual basis depending on natural gas, oil and NGL prices with the objective of maintaining stand-alone drilling and completion capital spending within stand-alone adjusted operating cash flow and maintaining a strong balance sheet.  The strength of Antero Resources will ultimately support growth at New AM following the completion of the simplification transaction. Assuming flat $50 per barrel WTI oil prices and $2.85 per MMBtu NYMEX natural gas prices from 2020 through 2023, Antero Resources expects to grow production at the lower end of the production growth range.  Assuming Wall Street analyst consensus commodity pricing of flat $65 per barrel WTI oil and $3.15 per MMBtu NYMEX natural gas prices from 2020 through 2023, Antero Resources expects to grow production at the high end of its production growth range.

Based on Antero Resources’ long-term outlook, New AM is targeting DCF growth at a CAGR range of 18% to 25% from 2020 to 2022. In addition, New AM expects a declining leverage profile into the mid 2x Net Debt to Adjusted EBITDA range by 2022. To the extent Antero’s production growth is at the higher end of its long-term outlook, New AM’s DCF CAGR is expected to be at the higher end of this range.  Conversely, to the extent Antero’s production growth is at the lower end of its long-term outlook, New AM’s DCF CAGR is expected to be at the lower end of this range.  This DCF growth and declining leverage profile has the ability to support the dividend growth targets previously communicated by Antero Midstream at the announcement of the simplification transaction, with reduced DCF coverage in the range of 1.0x to 1.2x over the corresponding period based on the DCF ranges.  The actual DCF coverage and amount of future midstream dividends will be determined by New AM’s board of directors based on market conditions and Antero Resources’ development plan at that time.

Non-GAAP Financial Measures and Definitions

Antero Midstream uses Adjusted EBITDA as an important indicator of performance.  Antero Midstream defines Adjusted EBITDA as net income before interest expense, impairment expense, gain on sale of assets, depreciation expense, accretion, equity-based compensation expense, excluding equity in earnings of unconsolidated affiliates and including cash distributions from unconsolidated affiliates.

Antero Midstream uses Adjusted EBITDA to assess:

•         the financial performance of its assets, without regard to financing methods, capital structure or historical cost basis;

•         its operating performance and return on capital as compared to other publicly traded partnerships in the midstream energy sector, without regard to financing or capital structure; and

•         the viability of acquisitions and other capital expenditure projects.

Antero Midstream defines Distributable Cash Flow as Adjusted EBITDA less interest paid, income tax withholding payments and cash reserved for payments of income tax withholding upon vesting of equity-based compensation awards, cash reserved for bond interest and ongoing maintenance capital expenditures paid. Antero Midstream uses Distributable Cash Flow as a performance metric to compare the cash generating performance of Antero Midstream from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders.  Distributable Cash Flow does not reflect changes in working capital balances.

Adjusted EBITDA and Distributable Cash Flow are non-GAAP financial measures.  The GAAP measure most directly comparable to Adjusted EBITDA and Distributable Cash Flow is Net Income.  The non-GAAP financial measures of Adjusted EBITDA and Distributable Cash Flow should not be considered as alternatives to the GAAP measure of Net Income.  Adjusted EBITDA and Distributable Cash Flow are not presentations made in accordance with GAAP and have important limitations as an analytical tool because they include some, but not all, items that affect Net Income and Adjusted EBITDA.  You should not consider Adjusted EBITDA and Distributable Cash Flow in isolation or as a substitute for analyses of results as reported under GAAP.  Antero Midstream’s definition of Adjusted EBITDA and Distributable Cash Flow may not be comparable to similarly titled measures of other partnerships.

Antero Midstream has not included a reconciliation of Adjusted EBITDA and Distributable Cash Flow to the nearest GAAP financial measure for 2019 because it cannot do so without unreasonable effort and any attempt to do so would be inherently imprecise. Antero Midstream is able to forecast the following reconciling items between Adjusted EBITDA and Distributable Cash Flow and net income (in thousands):

	Twelve Months Ending December 31, 2019
	Low		High
Depreciation expense	$180,000	—	$185,000
Equity based compensation expense	48,000	—	52,000
Equity in earnings of unconsolidated affiliates	68,000	—	73,000
Distributions from unconsolidated affiliates	87,000		92,000

Antero Midstream cannot forecast interest expense due to the timing and uncertainty of debt issuances and associated interest rates. Additionally, Antero Midstream cannot reasonably forecast impairment expense as it is driven by a number of factors that will be determined in the future and are beyond Antero Midstream’s control.

Antero Midstream is a limited partnership that owns, operates and develops midstream gathering, compression, processing and fractionation assets as well as integrated water assets that primarily service Antero Resources Corporation’s properties located in West Virginia and Ohio. Holders of Antero Midstream common units will receive a Schedule K-1 with respect to distributions received on the common units.

AMGP is a Delaware limited partnership that has elected to be classified as an entity taxable as a corporation for U.S. federal income tax purposes.  Holders of AMGP common shares will receive a Form 1099 with respect to distributions received on the common shares.  AMGP owns the general partner of Antero Midstream and indirectly owns the incentive distribution rights in Antero Midstream.

This release includes “forward-looking statements” within the meaning of federal securities laws.  Such forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Antero Midstream’s and AMGP’s control.  All statements, other than historical facts included in this release, are forward-looking statements.  All forward-looking statements speak only as of the date of this release and are based upon a number of assumptions.  Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include the timing of consummation of the simplification transaction, if at all, statements regarding the transaction, future earnings, Adjusted EBITDA, dividends, DCF and future capital spending plans and expectations around the Antero Clearwater facility. Although Antero Midstream and AMGP each believe that the plans, intentions and expectations reflected in or suggested by the forward-looking statements are reasonable, there is no assurance that the assumptions underlying these forward-looking statements will be accurate or the plans, intentions or expectations expressed herein will be achieved.  For example, future acquisitions, dispositions or other strategic transactions may materially impact the forecasted or targeted results described in this release.  Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements.  Antero Midstream and AMGP disclaim any obligation to and do not intend to publicly update or revise any forward-looking statements, including statements set forth in guidance.  Nothing in this release is intended to constitute guidance with respect to Antero Resources. To the extent a forward-looking statement contained in this release speaks as of a period covered by prior guidance, the information in this release is intended to supersede, and investors should not rely on, such prior guidance.

Antero Midstream and AMGP caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond the Antero Midstream’s and AMGP’s control, incident to the gathering and processing and fresh water and waste water treatment businesses.  These risks include, but are not limited to, the expected timing and likelihood of completion of the simplification, including the ability to obtain requisite unitholder and shareholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized, the cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected, Antero Resources’ expected future growth, Antero Resources’ ability to meet its drilling and development plan, commodity price volatility, ability to execute Antero Midstream’s business strategy, competition and government regulations, actions taken by third-party producers, operators, processors and transporters, inflation, environmental risks, drilling and completion and other operating risks, regulatory changes, the uncertainty inherent in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors” in Antero Midstream’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent Quarterly Reports on Form 10-Q.

No Offer or Solicitation

This communication discusses a previously announced proposed business combination transaction between Antero Midstream and AMGP. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information And Where To Find It

In connection with the transaction, AMGP has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that includes a joint proxy statement of Antero Midstream and AMGP and a prospectus of AMGP. The Transaction will be submitted to Antero Midstream’s unitholders and AMGP’s shareholders for their consideration. Antero Midstream and AMGP may also file other documents with the SEC regarding the transaction. The registration statement on Form S-4 has not been declared effective by the SEC, and the definitive joint proxy statement/prospectus has not yet been delivered to the shareholders of AMGP and unitholders of Antero Midstream. This communication is not a substitute for the registration statement and joint proxy statement/prospectus that has been filed with the SEC or any other documents that AMGP or Antero Midstream  may file with the SEC or send to shareholders of AMGP or unitholders of Antero Midstream in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ANTERO MIDSTREAM AND AMGP ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE

DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by AMGP or Antero Midstream through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Antero Midstream will be made available free of charge on Antero Midstream’s website at http://investors.anteromidstream.com/investor-relations/AM, under the heading “SEC Filings,” or by directing a request to Investor Relations, Antero Midstream Partners LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310. Copies of documents filed with the SEC by AMGP will be made available free of charge on AMGP’s website at http://investors.anteromidstreamgp.com/Investor-Relations/AMGP or by directing a request to Investor Relations, Antero Midstream GP LP, 1615 Wynkoop Street, Denver, Colorado 75219, Tel. No. (303) 357-7310.

Participants In The Solicitation

Antero Resources, AMGP, Antero Midstream and the directors and executive officers of AMGP and Antero Midstream’s respective general partners and of Antero Resources may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction.

Information regarding the directors and executive officers of Antero Midstream’s general partner is contained in Antero Midstream’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Antero Midstream’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of AMGP’s general partner is contained in AMGP’s 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing AMGP’s website at http://www.anteromidstream.com. Information regarding the executive officers and directors of Antero Resources is contained in Antero Resources’ 2018 Annual Report on Form 10-K filed with the SEC on February 13, 2018 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Antero Resources’ website at http://www.anteroresources.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of this document as described above.

For more information, contact Michael Kennedy — CFO of Antero Midstream and AMGP at (303) 357-6782 or mkennedy@anteroresources.com.